April 23, 2014

Securities and Exchange Commission

Division of Corporate Finance

Attention: Amanda Ravitz

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lombard Medical, Inc.

Registration Statement on Form F-1

Confidentially submitted on January 22, 2014

Publicly Filed on March 10, 2014

Amendment No. 1 Publicly Filed on March 31, 2014

Amendment No. 2 Publicly Filed on April 8, 2014

Ladies and Gentlemen:

On behalf of Lombard Medical, Inc. (“Lombard Medical” or the “Company”), we are writing to advise that we are concurrently submitting Amendment No. 3 to the Form F-1 Registration Statement, publicly filed with the Securities and Exchange Commission (the “Commission”) on March 10, 2014 (the “Amendment No. 3”).

For the benefit of the Commission, Amendment No. 3 has been filed to reflect a reduction in the anticipated price per share and gross proceeds, as well as potential participation by certain existing shareholders in the offering. We note that the minor reduction in anticipated proceeds will not affect the Company’s proposed use of proceeds.

If you have any questions or comments regarding Amendment No. 3 or this accompanying letter, please contact Kristian Wiggert at +44 20 7067 2280 or kwiggert@cov.com or Brian Rosenzweig of this firm at 212-841-1108 or brozenzweig@cov.com.

Very truly yours

/s/ Covington & Burling LLP

Covington & Burling LLP